UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C 20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934



                          DSG International Ltd.
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)


                                 G28471103
                              (CUSIP Number)

                              March 26, 1998
          (Date of Event Which Requires Filing of this Statement)


Check  the  appropriate box to designate the rule pursuant  to  which  this
Schedule is filed:

[X] Rule 13d-1 (c)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. G28471103               13G              Page 2 of 5 Pages

1)    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Salim B. Lewis



2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /__/
                                                                 (b) / /

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5)   SOLE VOTING POWER
      243,550

6)   SHARED VOTING POWER
      141,430

7)   SOLE DISPOSITIVE POWER
      243,550

8)   SHARED DISPOSITIVE POWER
      141,430


9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      390,980

10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      0

11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      5.85

12)   TYPE OF REPORTING PERSON*


      IN


CUSIP No. G28471103               13G              Page 3 of 5 Pages
Item 1. (a)    Name of Issuer:

               DSG International Ltd.

Item 1  (b)    Address of Issuer's Principal Executive Offices:

               17/F Watson Centre, 16-22 Kung Yip St, Kwai Chung Hong Kong
               K3

Item 2. (a)    Name of Person Filing:
               Salim B. Lewis

Item 2  (b)    Address of Principal Business Office:

               66 Montview Avenue, Short Hills, NJ 07078

Item 2  (c)    Citizenship:

               USA

Item 2  (d)    Title of Class of Securities:

               Common Stock

Item 2  (e)    CUSIP Number:

               G28471103

Item 3. If this statement of filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

N/A

Item 4.        Ownership:

        (a)    Amount Beneficially Owned:

               390,980

        (b)    Percent of Class:

               5.85

CUSIP No. G28471103               13G              Page 4 of 5 Pages

(c)    Number of Shares as to which such person has:
          (I)    Sole Power to vote or to direct the
                 vote: 243,550

          (II)   Shared Power to vote or to direct the
                 vote: 141,430

          (III) Sole Power to dispose or to direct the disposition of: 243,550

          (IV) Shared Power to dispose or to direct the disposition of: 141,430


Item 5.        Ownership of Five Percent or Less of a Class:
               N/A

Item 6.        Ownership of More than Five Percent on Behalf of Another:

N/A

Salim B. Lewis directly owns 243,500 shares individually as reported under
Item 4(c) (I) above, and has shared dispositive power over 141,430 shares.

The 141,430 shares Mr. Lewis reports as having shared dispositive and voting power over are held in a securities account owned by Mr. Lewis' wife, as well as a Trust account for Mr. Lewis' children, and a corporation which Mr. Lewis owns.
CUSIP No. G28471103               13G              Page 5 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                 N/A

Item 8.          Identification and Classification of Members of the Group:

                 N/A

Item 9.          Notice of Dissolution of Group:

                 N/A

Item 10.         Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     April 7, 1998


By:
     Salim B Lewis